Exhibit 12.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2007	2006	2005	2004	2003

FIXED CHARGES:
Interest Expense	$48,333	$47,593	$42,021	$43,097	$44,975
Amortization of Debt Premium, Discount and Expense	562	578	821	426	855
Interest Component of Rentals	1,600	1,429	1,506	1,201	544

Total Fixed Charges	$50,495	$49,600	$44,348	$44,724	$46,374

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$109,220	$96,014	$107,392	$100,915	$115,783
Add:
Income Taxes	70,137	61,313	62,761	62,179	69,382
Total Fixed Charges	50,495	49,600	44,348	44,724	46,374

Total Earnings	$229,852	$206,927	$214,501	$207,818	$231,539

Ratio of Earnings to Fixed Charges	4.6	4.2	4.8	4.6	5.0